
05074090


PROCESSING
SECTION
2005
213

2005 Annual Report



ecology and
environment, inc.

Working Together, Finding Solutions℠

Ecology and Environment, Inc. ("E&E" or "the Company") is a broadly based environmental consulting firm whose underlying philosophy is to provide professional services so that global sustainable economic and human development may proceed with minimum negative environmental impact. The Company offers a broad range of environmental consulting services including environmental planning, management and regulatory compliance support; environmental and pollution control engineering; and, increasingly, emergency management. To provide these services, E&E employs specialists in over 75 separate disciplines in the physical, biological, social and health sciences, plus all branches of engineering. We operate from 25 U.S. offices and have subsidiaries and affiliates around the world.

The Company's traditional environmental services include: environmental audits; environmental impact assessments; geographic information systems (GIS) and data management; infrastructure planning; and terrestrial, aquatic and marine surveys. In addition, we offer expertise in air quality management and pollution control; water supply and pollution control; public and occupational health; industrial hygiene; archaeology and cultural resources; and noise reduction.

Recently, we have been supplying professional and technical services related to homeland security to both government and industrial clients. These include: chemical, biological and nuclear threat evaluation and countermeasure preparedness planning; counterterrorist training; emergency response; and event recovery support. All of our services are available worldwide.



Revenue ($ Million)
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005

FINANCIAL HIGHLIGHTS

	Fiscal year ending July 31 2005	2004	Change
Net revenues ('000s)	$74,461	$89,501	-16.8%
Net income (loss) ('000s)	(1,587)	2,401	-166.1%
Net income (loss) per common share from continuing operations	(0.36)	0.66	-154.5%
Net income (loss) per common share	(0.40)	0.60	-166.7%
Cash dividends declared per common share	0.34	0.34	–
Weighted average common shares outstanding			
Basic	3,962,699	3,985,716	-0.6%
Diluted	3,962,699	4,041,242	-1.9%



Net Income (Loss) ($ Million)
6
4
2
0
-2
-4
-6
2000
2001
2002
2003
2004
2005
Net income from continuing operations
Net income (loss) from discontinued operations
Total net income (loss)

Working Together, Finding Solutions℠ is an E&E service mark.

Main Cover Photo: E&E/Walsh biologists identify animal prints for a Baseline *Environmental Impact Assessment in tropical Ecuador.*

Printed with soy-based inks on recycled paper.

To Our Shareholders

The fiscal year ended July 31, 2005 was not an easy one for E&E. Our net revenues were down 16% to $74.5 million, compared to the $89.5 million we reported for fiscal year 2004. Our net loss from all operations was $1.6 million or $.40 per share, compared with net income of $2.4 million or $.60 per share for the previous year. However, our net loss from discontinued operations at the Company's Costa Rican shrimp farm for fiscal year 2005 dropped to $162,000 or $.04 per share, compared with $231,000 or $0.06 per share for fiscal year 2004.

Net revenues from E&E's contracts in the Middle East during fiscal year 2005 declined $20.4 million because the Company substantially completed these contracts, and we relinquished approximately $3.0 million in potential revenues that might have been generated by the Analytical Services Center (ASC), had we not closed it at the end of January 2005. On the other hand, we benefited from increased net revenues of $2.9 million from Walsh Environmental and Gustavson Associates, plus $1.5 million from E&E do Brasil for fiscal year 2005.



An E&E specialist instructs trainees about to enter the smokehouse at the Pennsylvania National Guard's Northeast Counter Drug Training Center at Ft. Indiantown Gap.

The loss from continuing operations this year was attributable to a combination of causes – recognizing the ASC impairment loss, reduced net revenues, and increased indirect costs. Our administrative and indirect costs increased $1.6 million due primarily to the consolidation of Gustavson Associates into Walsh Environmental, increases in E&E do Brasil's overhead, and approximately $300,000 in costs associated with complying with the Sarbanes-Oxley Act. Offsetting these was a recorded federal income tax benefit of $660,000 that resulted from the favorable resolution of certain Internal Revenue Service audits.

Net revenues for the fourth quarter of fiscal year 2005 were $23.7 million, down 11.2% from the corresponding quarter of the previous fiscal year. Because we were able to decrease expenses by $435,000 and to increase employee utilization by 6%, our net income from all operations for the fourth quarter of fiscal year 2005 reached $518,000 or $0.14 per share, compared with a net fourth quarter loss of $69,000 or $0.02 per share for fiscal 2004.

E&E's Homeland Security Support Role Accelerates

Company specialists are working with the New York State Office of Homeland Security (NYSOHS), to develop a statewide Weapons of Mass Destruction (WMD) training program to further the state's homeland security strategy and preparedness. The contract involves assessment, preparation, and delivery of training courses to ensure the coordinated provision of consistent, cross-disciplinary WMD training for an estimated 300,000 first responders as well as key agency personnel.

E & E was engaged by New York's Nassau County Office of Emergency Management to develop and implement county-level Homeland Security Exercise Evaluation Program counterterrorism exercises involving hazardous chemical releases on Long Island. In March, we won a contract to prepare a Chemical, Biological, Radiological, Nuclear, and Explosive Incident Response Plan for the City of Portland Urban Area in Oregon. We also received a follow-on contract from the New York City (NYC) Department of Education to set up a crisis management program including a central Command and Control Center to coordinate responses to hazardous incidents at all city schools.

E&E's Anchorage office was awarded a contract by the Alaska Department of Environmental Conservation to manage public information regarding the response to the oil spilled from a Malaysian freighter that had grounded off the Aleutian Islands December 8th, 2004.

Traditional Business with Government Agencies Continues

E&E just received a five-year, $20-million basic ordering agreement from the Naval Facilities Engineering Command Atlantic Division (NAVFAC Atlantic) covering a variety of environmental planning and engineering services. Potential taskings include home basing of ships and aircraft, new construction and renovation, and Base Realignment and Closure (BRAC) actions throughout the continental USA, the Caribbean, Europe, and North Africa. Our first assignment is a $763,000 environmental assessment for the introduction of Multi-Mission Aircraft (mission-enhanced Boeing 737s) to the fleet.

In June, we completed an integrated solid waste management plan under E&E's contract with the US Army Corps of Engineers, Kansas City District. We were awarded a new

E&E Contracted to Support Hurricane Katrina Recovery Efforts

After Hurricane Katrina triggered the devastating flooding in New Orleans, we were contracted by the U.S. Environmental Protection Agency through the U.S. Army Corps of Engineers to provide support for the federal storm response effort. Operating from our Baton Rouge regional office, E&E's recovery work includes assistance for the collection, management, and disposal of hazardous waste, and the retrieval and recovery of "orphaned" drums. In addition, the Louisiana Governor's office engaged the Company to develop a donated-goods management system similar to the system we constructed for New York City's Office of Emergency Management. The initial value of these Katrina-related contracts is estimated at $3 to $3.5 million and involves 50 employees.





Top: An E&E HAZMAT specialist in "Level C" protective gear monitors ambient air for toxic mold contamination prior to clean-out at a Buras, LA supermarket as an unprotected store employee works in the background.

Bottom: Company specialists fanned out through Grand Isle, LA to search for "orphaned" chemical drums that could cause harm to rescuers and returning residents.

$685,000 task order to perform remedial investigation feasibility studies for two landfills at Fort Leonard Wood, MO.

The Bureau of Land Management awarded E&E a $770,000 contract this August to work in The Canyons of the Ancients National Monument Planning Area near Cortez, CO. We are preparing a resource management plan and environmental impact statement for this ancestral home to 5,000+ archaeologically sensitive sites, the densest such cultural resource in the nation.

The Texas Department of Transportation awarded the Company a two-year, $1.25 million contract in February to support it statewide with site assessments, risk-based assessment evaluations and modeling, preventive action plans, remediation system design, and project and system oversight for environmental impacts to the agency's facilities and rights-of-way. We were selected by the Texas Commission on Environmental Quality to assist with its dry cleaner remediation program statewide for the next three years under a contract valued at an estimated $1 million per year.

E&E recently initiated four projects under contract to Oregon's Department of Environmental Quality (ODEQ): risk assessment and related technical support for the chemical weapons incineration complex in Hermiston; and in Portland, continued remedial action at the former McCormick and Baxter creosoting site, groundwater sampling at the former Triangle Park industrial site on waterfront, and groundwater operation and maintenance at the Central Point spill site.

Water Resource Development Identified as Pathway for Future Growth

E&E's top management has identified protection of the world's precious water resources as a key area of market potential for our consulting services for the foreseeable future. We are working on a $500,000 contract with the NYC Department of Environmental Protection to provide storm water mitigation design and restoration services at several locations throughout the City's watershed. We're also supporting Florida's Department of Environmental Protection in its Apalachicola-Chattahoochee-Flint Basin court cases. Our staff is organizing and indexing documentation including biological, water quality, and fisheries plans; studies; NEPA documents, etc., for Florida's use in litigating the cases.

Ecology and Environment Engineering, P. C., of New York received a multiyear assignment from the NYS Department of Environmental Conservation to provide technical environmental support and engineering services to support the agency's high-profile program involving groundwater and soil vapor investigation and vapor intrusion work in Endicott, NY. Our initial task here is valued at over $1 million.

We Continue as a Leading Consultant to the Worldwide Energy Industry

In September 2005, E&E do Brasil obtained the construction license from Brazil's Environmental Protection Agency to support the high-profile construction of the 340-mile (548-km) Urucu-Porto Velho gas pipeline in the Amazon rainforest. E&E/Walsh Peru is conducting environmental monitoring of the 2D and 3D marine seismic exploration, gravimetry, and sampling of sea bottoms on Block Z6 and Z33 along the Pacific coast for a Peruvian oil company.


BREAKING NEWS
2nd Explosion at Auburn Train Site

E&E helped develop and deliver the preparatory seminars, workshops, group training sessions, drills, and tabletop exercises for the King County (WA) Regional Disaster Plan, culminating in the full-scale exercise held on March 2, 2005.



To acknowledge E&E/Walsh's successful completion of the environmental and social impact assessment of its proposed exploratory onshore oil drilling project in Trinidad, British Gas asked us to participate in its annual corporate Chairman's Award ceremony in the U.K. Our assessment was innovative because it specifically considered biodiversity and integrated relevant guidelines proposed by the international Energy and Biodiversity Initiative.

The U.S. Coast Guard deemed the Deepwater Port application that E&E prepared for the Neptune LNG project near Gloucester, MA to be completed in September 2005. This triggered the one-year government review and environmental impact statement preparation process during which E&E will continue to assist the project's owner. In the Midwest, the Company is obtaining federal, state, and local permitting for 24 miles (39 km) of pipeline and a new compressor station for ANR Pipeline Co.'s expansion of natural gas carrying capacity in Wisconsin.

E&E's work for the electrical industry is expanding. In October 2004, we initiated an Article VII application with the NYS Public Utility Commission for 12 miles (19 km) of buried 345 kV electric transmission line from Hicksville, NY to two existing Long Island Power Authority substations. We are providing environmental services for the development and



Public safety officers in protective gear are being trained to use instrumentation to identify methamphetamines in air monitoring samples under the watchful eye of an E&E environmental scientist.



E&E provided remedial design and construction over-sight during the construction of a sediment cap over contaminated sediments in the Willamette River at a Portland, OR Superfund site. Our remedial design incorporated several innovative approaches including the use of articulated concrete blocks as a lower profile armoring material and organoclay to adsorb contaminants.

permitting of six wind farms to be located upstate in Wyoming and Clinton counties. We also are leading the U.S. portion of environmental reviews and permitting for the Juan de Fuca Transmission Line, a high voltage, DC transmission cable linking a new wind energy facility on Vancouver Island, Canada to a Bonneville Power Administration substation in Port Angeles, WA.

We Are Helping to Build Infrastructure that Supports Global Sustainable Development Objectives

In January 2005, the federal Millennium Challenge Corporation (MCC) awarded E&E a Blanket Purchase Agreement for Environmental Impact Assessment work, effective until January 13, 2009, under our U.S. General Services Administration (GSA) Environmental Services Contract. The Company was issued a task order to assist the MCC to assess environmental and social activities related to the proposed rehabilitation and upgrading of 68 miles (110 km) of the Honduras Central Logistical Corridor, the major artery connecting its capital, Tegucigalpa, with the rest of the country.

E&E/Walsh-Ecuador received the Best Environmental Project award for 2004 in December 2004 from the Energy Institute in London for "Reducing the Footprint of 3D Seismic Activity in the Tropical Rainforest of Ecuador." The winning project consisted of a new method of using multi-temporal comparisons of satellite images to reduce deforestation impacts of 3D seismic exploration in the sensitive ecosystem.



Company project manager (left) discusses progress on E&E's environmental investigations at the Kori Kollo Gold Mine in Bolivia with a client executive.

E&E participated in "Capital Social," a high-profile symposium organized by ConocoPhillips Venezuela to illustrate the socioeconomic programs helping to implement its sustainable development strategy in the the Gulf of Paria.

E&E/Walsh recently signed a six-year, $3-million contract with Denver's Regional Transportation District to perform environmental services for the agency's *FasTracks* Program – a voter-approved, $4.7-billion capital construction project covering nine rapid transit corridors in central Colorado. E&E is providing sustainable facility design support for a new Leadership in Energy and Environmental Design (LEED) Certified HSBC Bank branch office under construction in Rochester, NY. In Buffalo, Ecology and Environment Engineering, P.C. is overseeing the remediation of a former manufactured gas plant located in a downtown residential neighborhood for the NYS Department of Environmental Conservation. The facility's historic stone front wall is being preserved for incorporation into planned office construction.

Our Strategic Reemphasis on E&E's Core Consulting Strength Is Expected to Lead to Resumed Profit Growth

During fiscal 2005, we opened a new office in Virginia Beach, VA to support an upsurge of business with the U.S. Navy's Atlantic Division. We subsequently closed our office in Wheeling, WV at the conclusion of our principal project with EPA Region 3 in West Virginia and Western Pennsylvania. Recent changes in corporate management include the promotion of Carmine A. Tronolone and Craig Hathaway to vice president. Having joined E&E in 1979, Mr. Tronolone has supervised both technical and marketing projects, and currently directs the Company's DOD business development team. Mr. Hathaway has been with E&E for 24 years in a progression of accounting management positions, including corporate controller, and now serves as our vice president of finance.

During the year, our Board of Directors' Audit Committee ended the Company's long-standing relationship with PriceWaterhouseCoopers, LLP as our independent auditor. The Audit Committee subsequently engaged Schneider Downs & Co., Inc., a leading Pittsburgh, PA -based public accounting firm, to provide this essential professional service.



Gerhard J. Neumaier, Chairman and President
November 18, 2005

E&E oversaw the Installation of water filled containment booms in Ft. Edward, NY. for dewatering of the Hudson River shoreline prior to mitigating PCB sediments deposited there.



E&E's GreenRide℠ System Wins Top Award in World Challenge

In October 2005, ESRI, the world's leading geographic information systems (GIS) software developer, recognized E&E's GreenRide℠ employee ridesharing program as the best fuel saving application in its worldwide 2005 ArcWeb Services Challenge. Our Company has been rewarding employees for taking means other than single-occupancy cars to work since 1973.

This year's run-up in gas prices spurred management to package the web-based system developed by our IT department for marketing to outside users. We have received inquiries from many municipal planning organizations, transit agencies and large employers, and sales are starting to build.

GreenRide's advanced technology reduces the time and expense to find ridesharing matches, and eliminates the need to purchase and maintain expensive mapping data and support resources. GreenRide's powerful, real-time performance reports immediately reveal the results of ridesharing promotion efforts to help guide future efforts.


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Selected Consolidated Financial Data

The financial statements presented below have been reclassified to give retroactive effect to the FY 2003 discontinuance of the Company's shrimp farm operations. See note No. 20 to the Notes to Consolidated Financial Statements for additional information.

	Year Ended July 31, (In thousands, except per share amounts)				
	2005	2004	2003	2002	2001
Operating data:					
Gross revenues	$91,351	$110,623	$ 116,214	$85,862	$75,411
Net revenues	74,461	89,501	87,771	73,408	73,148
Income (loss) from operations	(1,951)	5,994	7,679	5,017	4,472
Income (loss) from continuing operations before income taxes and minority interest	(2,618)	6,000	7,421	5,146	4,850
Net income (loss) from continuing operations	$(1,424)	$ 2,632	$ 3,790	$ 3,125	$ 2,558
Net loss from discontinued operations	(163)	(231)	(4,992)	(1,716)	(663)
Net income (loss)	$(1,587)	$ 2,401	$ (1,202)	$ 1,409	$ 1,895
Net income (loss) per common share: basic					
Continuing operations	$(0.36)	$0.66	$ 0.95	$ 0.77	$ 0.62
Discontinued operations	(0.04)	(0.06)	(1.25)	(0.42)	(0.16)
Net income (loss) per common share: basic	$ (0.40)	$ 0.60	$ (0.30)	$ 0.35	$ 0.46
Net income (loss) per common share: diluted					
Continuing operations	$ (0.36)	$ 0.65	$ 0.94	$ 0.77	$ 0.62
Discontinued operations	(0.04)	(0.06)	(1.23)	(0.42)	(0.16)
Net income (loss) per common share: diluted	$ (0.40)	$ 0.59	$ (0.29)	$ 0.35	$ 0.46
Cash dividends declared per common share					
Basic and Diluted	$ 0.34	$ 0.34	$ 0.33	$ 0.32	$ 0.32
Weighted average common shares outstanding:					
Basic	3,962,699	3,985,716	3,996,796	4,069,848	4,103,740
Diluted	3,962,699	4,041,242	4,050,385	4,072,694	4,103,740

	Year Ended July 31, (In thousands, except per share amounts)				
	2005	2004	2003	2002	2001
Balance sheet data:					
Working capital	$27,713	$27,480	$27,479	$30,268	$24,019
Total assets	55,978	62,504	76,382	74,471	57,686
Long-term debt	328	336	137	–	40
Shareholders' equity	36,284	39,383	38,378	41,294	42,338
Book value per share:					
Basic	$9.16	$9.88	$9.60	$10.15	$10.31
Diluted	$9.16	$9.75	$9.48	$10.14	$10.31

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities generated positive cash flow of $5.6 million in fiscal year 2005 compared to a use of $650,000 of cash in the prior year. A reduction in accounts receivable of $5.9 million contributed to the increased cash flow mainly due to a slow down of work in the Middle East and collections on accounts receivable. Accounts Payable, accrued payroll costs, and other accrued liabilities all contributed to uses of cash due mainly to reduced sales and the payment of prior year bonuses. The Company purchased $246,000 of new capital equipment compared to depreciation charges of $1.5 million. Borrowings contributed $748,000 of cash while dividends, debt repayments, and stock buybacks consumed $2.6 million of cash.

The Company maintains an unsecured line of credit of $20.0 million with a bank at 1/2% below the prevailing prime rate. A second line of credit is available at another bank for up to $13.5 million, exclusively for letters of credit. The Company has outstanding letters of credit (LOC's) at July 31, 2005 in the amount of $2.4 million. These LOC's were obtained to secure advance payments and performance guarantees for contracts in the Middle East. After LOC's, there are no outstanding borrowings under the lines of credit and there is $31.1 million of line still available at July 31, 2005. There are no significant additional working capital requirements pending at July 31, 2005. The Company believes that cash flows from operations and borrowings against the line of credit will be sufficient to cover all working capital requirements for fiscal year 2006.

Results of Operations

Net Revenue

Fiscal Year 2005 vs 2004

Net revenues for the fiscal year ended July 31, 2005 were $74.5 million, down 17% from the $89.5 million reported in fiscal year 2004. The decrease was attributable to the closing of the Company's Analytical Services Center (ASC) and a drop in work performed on the contracts in Saudi Arabia and Kuwait as they approach completion. The contracts in the Middle East are substantially finished and range from 93% to 100% complete. The net revenues in Saudi Arabia decreased from $16.9 million in fiscal year 2004 to $2.7 million in fiscal year 2005, while the net revenues in Kuwait decreased from $10.0 million in fiscal year 2004 to $3.5 million in fiscal year 2005. The Company closed its Analytical Services Center in Lancaster, N.Y. during the second quarter of the fiscal year 2005. As a result, ASC net revenues decreased $3.0 million for fiscal year 2005 and $1.0 million during the fourth quarter. Net revenues from U.S. Department of Defense (DOD) clients decreased $2.2 million or 18% from the $12.4 million reported in fiscal year 2004. The decrease in DOD net revenues is attributable to reduced work levels on various United States Army Corps of Engineers (USACE) and United States Air Force contracts. Net revenues from commercial clients increased $1.2 million or 14% from the $8.6 million reported in fiscal year 2004. The increase in commercial net revenues is attributable to increased activity on various LNG contracts. Net revenues from state clients increased $2.3 million or 16% from the $14.9 million reported in fiscal year 2004. The increase in state net revenues is attributable to increased work levels on contracts in Florida, Oregon and New York. The Company reported increased net revenues in Walsh Environmental, E&E do Brasil, and Gestion Ambiental Consultores (GAC), three of its subsidiaries. Net revenues from these subsidiaries increased $2.9 million, $1.5 million, and $624,000, respectively, for fiscal year 2005. The increase in Walsh is due to higher revenues from its

Contractual Obligations

Contractual Obligations	Total	Payments due by period Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 508,978	$ 255,298	$ 109,724	$ 43,811	$100,145
Capital Lease Obligations	143,146	68,773	65,756	8,617	–
Operating Lease Obligations[1]	4,711,313	2,298,209	1,727,600	597,626	87,878
Other Liabilities[2]	231,611	231,611	–	–	–
Total	$5,595,048	$2,853,891	$1,903,080	$650,054	$188,023

[1] Represents rents for office and warehouse facilities
[2] Consists of Deferred Revenue on the Kuwait contract

subsidiary in Peru and the full year consolidation of Gustavson Associates. Net revenues from the three Superfund Technical Assessment and Response Team (START) contracts remained flat at approximately $10.0 million compared to fiscal year 2004. The Company's START contract in EPA Region 3 ended in June 2005 and the two remaining START contracts are scheduled to end in December 2005, although an extension for up to three additional months has been exercised on one of the remaining contracts. Both of the remaining START contracts were rebid in September 2005 and the EPA anticipates award announcements during E&E's second quarter of fiscal year 2006.

The decrease in net revenues for the fourth quarter of fiscal year 2005 was attributable to the winding down of the contracts in Saudi Arabia and Kuwait and the closing of the ASC. Net revenues from the contracts in the Middle East decreased $4.9 million or 87% as these contracts near completion. Offsetting these decreases was an increase in net revenues from Walsh Environmental, E&E do Brasil, and GAC. Net revenues from these subsidiaries increased $661,000, $361,000, and $340,000, respectively, for the fourth quarter of fiscal year 2005. Net revenues from state clients for the fourth quarter of fiscal year 2005 increased $1.0 million or 28% from the $3.7 million reported in the fourth quarter of fiscal year 2004. The increase in state net revenues is attributable to increased work levels on contracts in Florida and New York.

Fiscal Year 2004 vs 2003

Net revenues for the fiscal year ended July 31, 2004 were $89.5 million, up 2% from the $87.8 million reported in fiscal year 2003. The Company's contracts in Saudi Arabia accounted for the majority of the annual increase. The work in Saudi Arabia increased $11.4 million to $16.9 million. The Company also signed a $2.4 million contract for fifth installment preplanning work during the fourth quarter of fiscal year 2004. Net revenues reported for Commercial clients were $8.6 million, down 38% from the $13.8 million reported in fiscal year 2003. This was attributable to the completion of a major contract in the energy industry. Net revenues reported for DOD clients were $12.4 million for fiscal year 2004, down 19% from the $15.2 million reported in fiscal year 2003 due to reduction in funding for environmental projects in the Company's fourth quarter for laboratory services and fieldwork. One of the Company's majority owned subsidiaries, Walsh Environmental, reported net revenues of $8.3 million for fiscal year 2004, an increase of $1.1 million from the $7.2 million reported in fiscal year 2003. The majority of this increase was due to the consolidation of Gustavson Associates, acquired by Walsh Environmental during the fourth quarter of fiscal year 2004. Gustavson Associates reported net revenues of $527,000 during the fourth quarter of fiscal year 2004.

Net revenues for the fourth quarter of fiscal year 2004 were $21.6 million, down 12% from the $24.5 million reported in fiscal year 2003. The decrease in fourth quarter net revenues was attributable to a drop in net revenues from various commercial, state and DOD clients. Net revenues reported for Commercial clients during the fourth quarter of fiscal year 2004 were $2.3 million, down 26% from the $3.1 million reported in the fourth quarter of fiscal year 2003. DOD clients reported net revenues of $2.8 million for the fourth quarter of fiscal year 2004, down 28% from the $3.9 million reported in prior year. Net revenues reported for various State clients during the fourth quarter of fiscal year 2004 were $3.7 million, down $516,000 from the $4.2 million reported in the fourth quarter of fiscal year 2003. Walsh Environmental reported an increase in fourth quarter net revenues of $667,000 due to the consolidation of Gustavson Associates.

The Company's Analytical Services Center (ASC) reported net revenues of $5.0 million for fiscal year 2004 and $1.0 million in the fourth quarter, a 47% decrease in net revenues for the fourth quarter and a total decrease of 14% for the fiscal year. The ASC's decreased volume in the fourth quarter is attributable to a significant drop in samples received for environmental projects due to funding cutbacks by the DOD for environmental field operations as a result of the Iraq war. The Company had taken steps at the end of fiscal year 2004 and in the first quarter of fiscal year 2005 to downsize its laboratory operation to reflect current market conditions through reductions in staff by approximately 40% and is aggressively seeking reductions in other costs by soliciting lower price suppliers.

Income from Continuing Operations before Income Taxes and Minority Interest

Fiscal Year 2005 vs 2004

The Company's loss from continuing operations before income taxes and minority interest for fiscal year 2005 was $2.6 million, down 144% from the $6.0 million of income reported in the prior year. The decrease in income from continuing operations for the fiscal year was attributable to the Company's ASC impairment loss, reduced net revenues, increased administrative and indirect costs, and a $200,000 gain from the sale of investment securities that the Company recorded during the prior year. The Company recognized a cumulative pre-tax impairment at its ASC facility of $2.8 million during fiscal year 2005. This impairment is shown as continuing operations. Administrative and indirect costs increased $1.6 million or 7% during fiscal year 2005. This increase was attributable to the consolidation of Gustavson Associates to Walsh Environmental, an increase in the administrative staff and office space in E&E do Brasil, and the Company's on-going compliance work in connection with the requirements of the Sarbanes-Oxley Act. The Company incurred approximately $300,000 in costs associated with the compliance work for the Sarbanes-Oxley Act during fiscal year 2005.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2005 was $975,000, compared to the $1.0 million of income reported in the fourth quarter of the prior year. Despite a 12% drop in net revenues, the percentage return on income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2005 decreased only slightly (after adjusting for the impairment loss at the fish farm of $442,000 in fiscal year 2004) due to the Company's efforts to control costs and maximize employee utilization. E&E's employee utilization increased 6% during the fourth quarter of fiscal year 2005, compared to the fourth quarter of the prior year. Marketing and related costs decreased $435,000 during the fourth quarter of fiscal year 2005 as a result of the closing of the ASC and efforts to control internal costs. The Company recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) during the fourth quarter of fiscal year 2004 for the long-lived assets at its fish farm operation, American Arab Aquaculture Company (AMARACO), located in Jordan.

Fiscal Year 2004 vs 2003

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2004 was $6.0 million, down 19% from the $7.4 million reported in the prior year. This reduction was mainly attributable to the reduction in higher margin commercial work and the impairment of the long-lived assets of the Company's fish farm operations located in Jordan. The Company continued to work on the Middle Eastern contracts in Saudi Arabia and Kuwait. However, the marine and coastal and terrestrial studies portion of the work in Kuwait was 90% complete as of July 31, 2004. The environmental laboratory operation in Kuwait was expected to continue. The current contract work in Saudi Arabia was approximately 85% complete and should be substantially completed in fiscal year 2005. The ASC reported an operating loss of $1.4 million for fiscal year 2004 compared to operating loss of $132,000 for the prior year. A decrease in samples from Kuwait and various state clients have accounted for the decrease in operating income. Marketing and related costs have increased 12% as the Company continues to increase business development efforts in the homeland security and international markets while also increasing the ASC marketing staff to help broaden the commercial market base for the ASC. During fiscal year 2004, a gain of $200,000 was recorded on the sale of investment securities and $300,000 of foreign currency exchange gains were realized mainly due to the contracts in Kuwait.

The Company's income from continuing operations before income taxes and minority interest for the fourth quarter of fiscal year 2004 was $1.0 million, down 47% from the $1.9 million reported in the fourth quarter of the prior year. The ASC reported an operating loss of $609,000 for the fourth quarter of fiscal year 2004 compared to operating profit of $32,000 for the fourth quarter of the prior year. A significant decrease in lab work from the Kuwait and various state contracts accounted for the ASC's decrease in operating income for the fourth quarter of fiscal year 2004. The reduction in higher margin commercial work also contributed to the reduced earnings in the fourth quarter. Indirect expenses have increased as the Company continues business development efforts in the homeland security and international markets.

The Company has recognized an impairment loss of $442,000 ($139,000 net of minority interest and taxes) in fiscal year 2004 for the long-lived assets at its fish farm operations, American Arab Aquaculture Company (AMARACO), located in Jordan. The Company reports results of this fish farm operation under its Aquaculture Segment. The Company has determined that an impairment loss is necessary due to the uncertainty that AMARACO will generate future net cash flows sufficient to recover the carrying value of its long-lived assets. AMARACO was initially purchased in July 2001 and has not generated operating income to date. The future operation of the farm is predicated on an agreement with the Company's partners for an additional capital infusion in the range of $300,000 for working capital. Due to the current uncertainty regarding this agreement and its impact on the future viability of the farm, the Company has recognized an impairment loss on the buildings, improvements and equipment which will continue to be held for use. This impairment loss is included in income (loss) from continuing operations.

Impairment Losses

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close the ASC. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. The impairment was precipitated by the Company's decision to close the operation rather than to sustain further losses while attempting to sell the segment as an on-going business. Continued losses incurred in this segment as a result of market price deterioration and a reduced emphasis by the Federal government on analytical laboratory testing was the basis for this decision. In April 2005, the company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of meetings with various commercial brokers that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter. Although all business operations have ceased, the total ASC impairment losses are shown in the accompanying financial statements as from "continuing operations" due to the uncertainty that the assets can be sold within one year under current market conditions.

Income Taxes

The Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2005 in the amount of $1.8 million reflects an additional benefit of $660,000 as a result of a change in its estimated reserves for income tax audits. These reserves were re-evaluated and a downward adjustment was made to accommodate the close-out of Internal Revenue Service audits of the Company's fiscal years 2001, 2002 and 2003 as reported to the Company during fiscal year 2005.

American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the act affecting the Company are the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The Company is still assessing the impact of the Act. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction of an undeterminable amount through fiscal year 2007. The Company believes that it will accrue some benefits from the domestic manufacturing deduction, although such benefits are not expected to be material. The domestic manufacturing deduction will be phased in over a six-year period beginning with the Company's fiscal year 2005. The Company is currently evaluating the impact of the repatriation provisions and expects to complete this evaluation by the end of the 2006 fiscal year. The dollar amount of possible dividends being considered ranges from $0 to $400,000 and the related income tax effect would range from $0 to approximately $80,000.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued its final standard on accounting for share-based payments (SBP), FASB Statement No. 123R (revised 2004), Share-Based Payment. The Statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The effective date for public companies is interim and annual periods beginning after June 15, 2005, and applies to all outstanding and unvested SBP awards at a company's adoption. Management does not anticipate that this Statement will have a significant impact on the Company's financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, inventories, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following accounting policies involve its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. The Company recently settled fiscal years 1990 thru 1992 for amounts within the anticipated range. However, final rates have not been negotiated under these audits since 1992. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. The Company recorded an impairment loss on its shrimp farm operation in fiscal year 2003 and on its Analytical Services Center in fiscal year 2005. An estimate of the fair value of its assets was made based on external appraisals of the land and buildings and internal estimates of the realizable value of the equipment. The Company recorded an impairment loss on its fish farm operations in Jordan in fiscal year 2004. An impairment was necessary due to the uncertainty that the farm's estimated future net cash flows would be sufficient to recover the carrying value of its long-lived assets. If these estimates or their related assumptions change, the Company may be required to record additional impairment losses or additional charges for disallowed costs on its government contracts.

Changes in Corporate Entities

On May 3, 2004 the Company's sixty-percent owned subsidiary, Walsh Environmental Scientists and Engineers, LLC (Walsh), acquired a sixty- percent interest in Gustavson Associates, LLC (GAL). Walsh paid $150,000 for its interest in GAL. GAL is an independent oil and minerals consultancy providing services to banks, investors, government agencies and industrial clients around the world. Walsh obtained independent valuations to determine opening balance sheet values. Walsh began consolidating the balance sheet and operating results of GAL with its own since the date of acquisition. Walsh's consolidated financial statements are consolidated with the Company's. No proforma statements have been provided due to the relative insignificance of this transaction.

On January 8, 2004 the Company entered into an agreement to grant a forty eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The new partners have contributed their business contacts and staff from their old firm. The Company has provided an $80,000 capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. Rio de Janeiro is where the Company believes it will have a more strategic location to market its target clients. During fiscal year 2005, two of the local partners entered into an agreement to purchase the other local partner's shares. This purchase is expected to be completed in fiscal year 2006 and it is not expected to significantly impact the operations of the Brazilian subsidiary.

During the second quarter of fiscal year 2005, the Company formed three new subsidiaries as well as a new joint venture. These entities were formed for the purpose of obtaining future work for the Company in the Middle East, Russia, and the State of California. The new entities are as follows: MiddleEast Environmental Consultants, LLC (MEC); E&E International, LLC; E&E Environmental Services, LLC; and E&E Ward BMS Consulting Association (Joint Venture). As of July 31, 2005, only MEC was operational.

In June 2005, the Company signed an agreement to sell its 50% ownership in Beijing YiYi Ecology and Environment Engineering Co. , LTD to an existing partner for $240,000. This transaction results in a loss of $72,000 and has been recorded in the accompanying results of operations for fiscal year 2005.

During the fiscal year, members of Walsh Unit Holders LLC exercised their options to purchase an additional 1,146 shares of Walsh Environmental Scientists and Engineers, LLC at a cost of $30,360. This caused the E&E ownership percentage in this company to drop by 1.7%. There are no additional purchase options outstanding as they expired on June 30, 2005. This caused a reduction in the ownership percentage of E&E from 60% to 58.3%.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Quantitative and Qualitative Disclosures about Market Risk

The Company may have exposure to market risk for change in interest rates, primarily related to its investments. The Company does not have any derivative financial instruments included in its investments. The Company invests only in instruments that meet high credit quality standards. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limited default risk, market risk and reinvestment risk. As of July 31, 2005, the Company's investments consisted of short-term commercial paper and mutual funds. The Company does not expect any material loss with respect to its investments.

The Company is currently documenting, evaluating, and testing its internal controls in order to allow management to report on and attest to, and its' independent public accounting firm to attest to, the Company's internal controls as of July 31, 2007, as required by Section 404 of the Sarbanes-Oxley Act. The Company has devoted substantial time and expense in this endeavor during fiscal year 2005 and expects to spend additional management time on this in fiscal year 2006 and 2007. If weaknesses in our existing information and control systems are discovered that impede our ability to satisfy Sarbanes-Oxley reporting requirements, the Company must successfully and timely implement improvements to those systems. There is no assurance that the Company will be able to meet these requirements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheet of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Ecology and Environment, Inc. as of July 31, 2004 and for the years ended July 31, 2004 and 2003 were audited by other auditors whose report dated October 28, 2004 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries as of July 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
October 26, 2005

Consolidated Balance Sheet

Assets	July 31, 2005	July 31, 2004
Current assets:		
Cash and cash equivalents	$ 7,872,116	$ 4,240,333
Investment securities available for sale	120,533	143,647
Contract receivables, net	30,044,340	36,433,300
Deferred income taxes	5,016,908	5,029,233
Other current assets	2,005,426	2,442,900
Assets of discontinued operations held for sale	26,821	29,817
Total current assets	45,086,144	48,319,230
Property, building and equipment, net	7,967,883	11,979,886
Deferred income taxes	1,044,524	–
Other assets	1,878,984	2,204,510
Total assets	$55,977,535	$62,503,626
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 5,979,588	$ 6,070,266
Accrued payroll costs	3,837,435	4,611,097
Income taxes payable	36,122	363,114
Deferred revenue	231,611	739,679
Current portion of long-term debt and capital lease obligations	324,071	266,597
Other accrued liabilities	6,673,337	8,495,677
Liabilities of discontinued operations held for sale	290,950	293,048
Total current liabilities	17,373,114	20,839,478
Deferred income taxes	–	107,960
Deferred revenue	–	454,540
Long-term debt and capital lease obligations	328,053	336,393
Minority Interest	1,992,544	1,382,412
Commitments and contingencies (see note #15)	–	–
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized – 2,000,000 shares; no shares issued	–	–
Class A common stock, par value $.01 per share; authorized – 6,000,000 shares; issued – 2,514,235 and 2,501,985 shares	25,143	25,021
Class B common stock, par value $.01 per share; authorized – 10,000,000 shares; issued – 1,669,304 and 1,681,304 shares	16,693	16,813
Capital in excess of par value	17,622,172	17,592,444
Retained earnings	22,002,059	24,972,691
Accumulated other comprehensive income	(2,236,051)	(2,336,723)
Unearned compensation, net of tax	(158,993)	(193,282)
Treasury stock – Class A common, 94,235 and 61,490 shares; Class B common, 26,259 and 26,259 shares, at cost	(987,199)	(694,121)
Total shareholders' equity	36,283,824	39,382,843
Total liabilities and shareholders' equity	$55,977,535	$62,503,626

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

	Year ended July 31,		
	2005	2004	2003
Gross Revenues	$91,350,613	$110,623,427	$116,214,080
Less: direct subcontract costs	16,890,103	21,122,904	28,443,277
Net revenues	74,460,510	89,500,523	87,770,803
Cost of professional services and other direct operating expenses	38,015,428	49,017,290	48,103,641
Gross profit	36,445,082	40,483,233	39,667,162
Administrative and indirect operating expenses	24,404,071	22,797,003	22,041,153
Marketing and related costs	9,740,387	9,693,137	8,620,867
Depreciation	1,501,035	1,606,769	1,326,116
Long-lived asset impairment loss	2,750,972	442,374	–
Income (loss) from operations	(1,951,383)	5,943,950	7,679,026
Interest expense	(122,342)	(138,550)	(155,517)
Interest income	42,267	123,943	213,269
Other expense	(641,143)	(233,981)	(326,012)
Net foreign currency exchange gain	54,868	305,044	10,157
Income (loss) from continuing operations before income taxes and minority interest	(2,617,733)	6,000,406	7,420,923
Income tax provision (benefit)	(1,824,647)	1,955,594	2,318,953
Net income (loss) from continuing operations before minority interest	(793,086)	4,044,812	5,101,970
Minority interest	(630,963)	(1,412,197)	(1,312,139)
Net income (loss) from continuing operations	(1,424,049)	2,632,615	3,789,831
Loss from discontinued operations	(236,635)	(354,550)	(8,303,739)
Income tax benefit on loss from discontinued operations	74,144	123,252	3,311,953
Net income (loss)	$(1,586,540)	$ 2,401,317	$ (1,201,955)
Net income (loss) per common share: basic Continuing operations	$ (0.36)	$ 0.66	$ 0.95
Discontinued operations	(0.04)	(0.06)	(1.25)
Net income (loss) per common share: basic	$ (0.40)	$ 0.60	$ (0.30)
Net income (loss) per common share: diluted			
Continuing operations	$ (0.36)	$ 0.65	$ 0.94
Discontinued operations	(0.04)	(0.06)	(1.23)
Net income (loss) per common share: diluted	$ (0.40)	$ 0.59	$ (0.29)
Weighted average common shares outstanding: basic	3,962,699	3,985,716	3,996,796
Weighted average common shares outstanding: diluted	3,962,699	4,041,242	4,050,385

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

	Year ended July 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss) from continuing operations	$(1,424,049)	$ 2,632,615	$ 3,789,831
Net loss from discontinued operations	(162,491)	(231,298)	(4,991,786)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Impairment of long-lived assets	2,750,972	442,374	–
Depreciation	1,501,035	1,606,769	1,577,597
Amortization	299,220	379,913	366,747
Gain on disposition of property and equipment	6,286	6,804	1,930
Minority interest	610,132	(86,603)	(250,413)
Provision for contract adjustments	467,954	627,028	1,751,913
(Increase) decrease in:			
- contracts receivable, net	5,921,006	3,632,008	(9,723,911)
- other current assets	437,474	1,074,383	1,627,145
- income taxes receivable	–	–	312,977
- deferred income taxes	(1,140,159)	378,078	(2,670,786)
- other non-current assets	325,526	1,699,402	731,386
- assets held for sale	2,996	175,728	(205,545)
Increase (decrease) in:			
- accounts payable	(90,678)	(257,123)	403,393
- accrued payroll costs	(773,662)	(261,052)	512,847
- income taxes payable	(326,992)	(787,450)	884,153
- deferred revenue	(962,608)	(10,017,031)	(1,699,559)
- other accrued liabilities	(1,822,340)	(1,652,177)	2,150,757
- liabilities held for sale	(2,098)	(17,330)	310,378
Net cash provided by (used in) operating activities	5,617,524	(654,962)	(5,120,946)
Cash flows provided by (used in) investing activities:			
Acquisitions	–	(150,000)	–
Purchase of property, building and equipment, gross	(246,290)	(1,697,088)	(1,818,886)
Proceeds from sale of investments	–	3,899,300	–
Proceeds from maturity of investments	26,136	–	–
Writedown of discontinued operations fixed assets, net	–	–	5,029,307
Payment for the purchase of bond	(3,109)	(86,501)	(168,891)
Net cash provided by (used in) investing activities	(223,263)	1,965,711	3,041,530
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,384,092)	(1,396,130)	(1,401,117)
Proceeds from debt	747,863	465,904	2,515,312
Repayment of debt	(698,729)	(2,378,226)	–
Net proceeds from issuance of common stock	1,812	15,938	3,625
Purchase of treasury stock	(530,057)	(221,275)	(242,337)
Net cash provided by (used in) financing activities	(1,863,203)	(3,513,789)	875,483
Effects of exchange rate changes on cash and cash equivalents	100,725	(134,017)	(447,711)
Net increase (decrease) in cash and cash equivalents	3,631,783	(2,337,057)	(1,651,644)
Cash and cash equivalents at beginning of period	4,240,333	6,577,390	8,229,034
Cash and cash equivalents at end of period	$ 7,872,116	$ 4,240,333	$ 6,577,390

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock			Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock		Comprehensive Income/(Loss)
	Class	Shares	Amount					Shares	Amount	
Balance at July 31, 2002	A	2,468,571	$24,686	$17,372,444	$26,570,576	$(1,661,265)	$(222,921)	108,976	$(806,401)	–
	B	1,712,068	17,121	–	–	–	–	–	–	–
Net loss	–	–	–	–	(1,201,955)	–	–	–	–	$(1,201,955)
Foreign currency translation reserve	–	–	–	–	–	(447,711)	–	–	–	(447,711)
Cash dividends paid ($.33 per share)	–	–	–	–	(1,356,227)	–	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	(2,854)	–	–	–	(2,854)
GAC dividends	–	–	–	–	(44,890)	–	–	–	–	–
Repurchase of Class A common stock	–	–	–	–	–	–	–	39,508	(242,337)	–
Stock options	A	500	5	3,620	–	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	60,003	–	–	(255,184)	(38,712)	286,469	–
Amortization, net of tax	–	–	–	–	–	–	307,373	–	–	–
Forfeitures	–	–	–	31,907	–	–	14,180	–	(69,017)	–
Balance at July 31, 2003	A	2,469,071	$24,691	$17,467,974	$23,967,504	$(2,111,830)	$(156,552)	109,772	($831,286)	$(1,652,520)
	B	1,712,068	17,121							
Net income	–	–	–	–	2,401,317	–	–	–	–	$2,401,317
Foreign currency translation reserve	–	–	–	–	–	(134,017)	–	–	–	(134,017)
Cash dividends paid ($.34 per share)	–	–	–	–	(1,396,130)	–	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	(90,876)	–	–	–	(90,876)
Conversion of common stock – B to A	A	30,764	308	–	–	–	–	–	–	–
	B	(30,764)	(308)	–	–	–	–	–	–	–
Repurchase of Class A common stock	–	–	–	–	–	–	–	24,326	(221,275)	–
Stock options exercised	A	2,150	22	15,916	–	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	111,229	–	–	(214,445)	(47,795)	367,333	–
Amortization, net of tax	–	–	–	–	–	–	177,715	–	–	–
Forfeitures	–	–	–	(2,675)	–	–	–	1,446	(8,893)	–
Balance at July 31, 2004	A	2,501,985	$25,021	$17,592,444	$24,972,691	$(2,336,723)	$(193,282)	87,749	$(694,121)	$2,176,424
	B	1,681,304	16,813							
Net loss	–	–	–	–	(1,586,540)	–	–	–	–	$(1,586,540)
Foreign currency translation reserve	–	–	–	–	–	100,725	–	–	–	100,725
Cash dividends paid ($.34 per share)	–	–	–	–	(1,384,092)	–	–	–	–	–
Unrealized investment gain, net	–	–	–	–	–	(53)	–	–	–	(53)
Conversion of common stock – B to A	A	12,000	120	–	–	–	–	–	–	–
	B	(12,000)	(120)	–	–	–	–	–	–	–
Repurchase of Class A common stock	–	–	–	–	–	–	–	62,500	(530,057)	–
Stock options exercised	A	250	2	1,810	–	–	–	–	–	–
Issuance of stock under stock award plan, net	–	–	–	38,230	–	–	(134,971)	(33,531)	265,230	–
Amortization, net of tax	–	–	–	–	–	–	164,717	–	–	–
Forfeitures	–	–	–	(10,312)	–	–	4,543	3,776	(28,251)	–
Balance at July 31, 2005	A	2,514,235	$25,143	$17,622,172	$22,002,059	$(2,236,051)	$(158,993)	120,494	$(987,199)	$(1,485,868)
	B	1,669,304	16,693							

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc. (the Company) is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Gross revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in gross revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors. The costs relative to such subcontract services are deducted from gross revenues to derive net revenues.

During fiscal years ended July 31, 2005, 2004 and 2003, the percentages of total net revenues derived from contracts exclusively with the United States Environmental Protection Agency (EPA) were 14%, 12% and 16%, respectively. The Company's Superfund Technical Assessment and Response Team (START) contracts accounted for the majority of the EPA net revenue. The percentage of net revenues derived from contracts with the United States Department of Defense (DOD) were 14%, 14% and 17% for fiscal years ended July 31, 2005, 2004 and 2003, respectively. The contracts in Saudi Arabia provided net revenues of 4%, 19% and 13% for fiscal years ended July 31, 2005, 2004 and 2003, respectively. The contracts in Kuwait accounted for 5%, 11% and 11% of total net revenues for fiscal years ended July 31, 2005, 2004 and 2003, respectively.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Also reflected in the financial statements are the 50% ownership in two Chinese operating joint ventures, Beijing YiYi Ecology and Engineering Co. Ltd. and the Tianjin Green Engineering Company. These joint ventures are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform with the current year presentation.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2005 financial statement presentation.

d. Revenue recognition

The majority of the Company's revenue is derived from environmental consulting work, with the balance derived from sample analysis (E & E Analytical Services Center) and aquaculture. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Fixed Price	Consulting	Percentage of completion based on the ratio of total costs incurred to date to total estimated costs
Cost-type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts
Time and Materials	Consulting	As incurred at contract rates.
Unit Price	Laboratory/ Aquaculture	Upon completion of reports (laboratory) and upon delivery and payment from customers (aquaculture).

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Provisions for adjustments to the revenue accrued under these cost-type contracts are provided for on an annual basis based on past settlement history. Government audits have been completed through fiscal year 2001 and are currently in process for fiscal year 2002. However, final rates have not been negotiated under these audits since 1992. The majority of the balance in the allowance for contract adjustments accounts represents a reserve against possible adjustments for the fiscal years 1992-2005.

Deferred revenue balances of $232,000 and $1.2 million at July 31, 2005 and 2004, respectively, represent net advances received under the Saudi and Kuwait contracts. Those advances are amortized against future progress billings over the respective contract periods.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2005 and 2004 approximate fair value. The amortized cost and estimated fair value of investment securities available for sale are fully described in Note 4. Long-term debt consists of capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2005 and July 31, 2004 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2003 - 2005.

i. Income taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

j. Pension costs

The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also has a supplemental defined contribution plan to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued.

The Company does not offer any benefits that would result in a liability under either SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" or SFAS No. 112 "Employers' Accounting for Post Employment Benefits."

k. Stock based compensation

The Company has elected to continue measuring compensation costs for employee stock based compensation arrangements using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123 "Accounting for Stock Based Compensation." In accordance with APB Opinion No. 25, compensation expense is not recognized for stock option awards to employees under the Company's stock option plan since the exercise price of options granted is equal to or greater than the market price of the underlying stock at the date of grant.

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2003 - 2005 to be materially different from their reported amounts.

l. Earnings per share

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. See Footnote No. 14.

m. Comprehensive income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting

Management designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. Ecology and Environment, Inc. has three reportable segments which are differentiated by product line: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental service encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provides analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples.

o. Impairment of long-lived assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company recognized an impairment loss of $5,007,364 ($3,010,005 net of tax) on its shrimp farm operations in FY 2003. An impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized in fiscal year 2004 for the long-term assets at the Company's fish farm in Jordan. The impaired assets consist of buildings, improvements and equipment which are continued to be held for use.

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close its Analytical Services Center (ASC) located in Lancaster, New York. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. Operations continued beyond the end of the Company's second quarter ended January 2005 and all backlog was completed by the end of February. Consequently, at January 2005 the impairment loss was shown as from continuing operations and the assets were classified as held for use.

In April 2005, the Company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of information obtained from various commercial brokers in April 2005 that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter. Although business operations have ceased at the ASC, the impairment losses are shown in the accompanying financial statements at July 31, 2005 as from continuing operations due to the uncertainty that the remaining assets can by sold within one year under current market conditions.

p. American Jobs Creation Act of 2004

In October 2004, Congress passed, and the President signed into law, the American Jobs Creation Act of 2004 (the "Act"). Some key provisions of the act affecting the Company are the repeal of the United States export tax incentive known as the extraterritorial income exclusion (EIE) and the implementation of a domestic manufacturing deduction. The Company is still assessing the impact of the Act. The EIE is phased out over the calendar years 2005 and 2006 with an exemption for binding contracts with unrelated persons entered into before September 18, 2003. These phase-out provisions will allow the Company to maintain an EIE deduction of an undeterminable amount through fiscal year 2007. The Company believes that it will accrue some benefits from the domestic manufacturing deduction, although such benefits are not expected to be material. The domestic manufacturing deduction will be phased in over a six-year period beginning with the Company's fiscal year 2005. The Company is currently evaluating the impact of the repatriation provisions and expects to complete this evaluation by the end of the 2006 fiscal year. The dollar amount of possible dividends being considered ranges from $0 to $400,000 and the related income tax effect would range from $0 to approximately $80,000.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in incomeproducing short-term investments. At July 31, 2005 and 2004, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $52,000 and $51,000 at July 31, 2005 and 2004, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to $122,342, $138,550 and $155,517 in fiscal years 2005, 2004 and 2003, respectively. Cash paid for income taxes amounted to $896,525, $2,321,379 and $761,309 in fiscal years 2005, 2004 and 2003, respectively.

4. Investment Securities

The amortized cost and estimated fair values of investment securities were as follows:

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
July 31, 2005				
Investment securities available for sale:				
Mutual funds	$ 89,359	$ 6,424	$ –	$ 95,783
Municipal notes and bonds	24,750	–	–	24,750
	$ 114,109	$ 6,424	$ –	$ 120,533
July 31, 2004				
Investment securities available for sale:				
Mutual funds	$ 86,250	$ 6,511	$ –	$ 92,761
Municipal notes and bonds	50,886	–	–	50,886
	$ 137,136	$ 6,511	$ –	$ 143,647

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity as of July 31, 2005 were as follows:

	Estimated fair value	Amortized cost
Due in one year or less	$ 24,750	$ 24,750
Mutual funds available for sale	95,783	89,359
	$ 120,533	$ 114,109

During fiscal year 2004, the Company sold mutual funds valuing $3,899,300. There were no sales of investment securities recorded in fiscal years 2005 and 2003. The unrealized investment securities gain, net of applicable income taxes, at July 31, 2005 and 2004 of $6,449 and $6,501, respectively, are reflected in accumulated other comprehensive income in the consolidated balance sheet.

5. Contract Receivables, net

	July 31, 2005	July 31, 2004
United States government -		
Billed	$ 2,418,683	$ 2,781,554
Unbilled	3,801,977	4,761,344
	6,220,660	7,542,898
Industrial customers and state and municipal governments -		
Billed	22,065,280	27,300,992
Unbilled	5,348,293	5,169,931
	27,413,573	32,470,923
Less allowance for contract adjustments	(3,589,893)	(3,580,521)
	$30,044,340	$36,433,300

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred and fees earned of approximately $179,000 at July 31, 2005 and $465,000 at July 31, 2004. Management anticipates that the July 31, 2005 unbilled receivables will be substantially billed and collected in fiscal year 2006. Included in the balance of receivables for industrial customers and state and municipal customers are receivables due under the contracts in Saudi Arabia and Kuwait of $8.5 million and $16.2 million at July 31, 2005 and 2004, respectively. Within the above billed balances are contractual retainages in the amount of approximately $713,000 at July 31, 2005 and $544,000 at July 31, 2004. Management anticipates that the July 31, 2005 retainage balance will be substantially collected in fiscal year 2006. Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $1.2 million at July 31, 2005 and $2.2 million at July 31, 2004. Also included in other accrued liabilities is a reclassification of billings in excess of recognized revenues of approximately $1.8 million at July 31, 2005 and $2.4 million at July 31, 2004. An allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

The contracts in Saudi Arabia are through the Company's majority owned (66 2/3%) subsidiary Ecology and Environment of Saudi Arabia Co., LTD. (EESAL). The Company has an agreement with its minority shareholder to divide any profits in EESAL from the current contracts equally, and to pay to the minority shareholder a commission of 5% of the total contract values. The commission and additional profit sharing covers on-going representation in the Kingdom, logistical support including the negotiation and procurement of Saudi national personnel, facilities, equipment, licenses, permits, and any other support deemed necessary in the implementation and performance of the Saudi contracts. As of July 31, 2005, the Company has incurred expense of $1,976,000 ($141,000 in fiscal year 2005, $944,000 in fiscal year 2004, $505,000 in fiscal year 2003 and $386,000 in fiscal year 2002) under the terms of this commission agreement.

6. Property, Building and Equipment, net

	July 31, 2005	July 31, 2004
Land	$ 543,051	$ 659,911
Buildings	11,099,757	13,486,875
Laboratory and other equipment	2,802,880	4,823,633
Information technology equipment	5,281,679	4,920,604
Office furniture and equipment	2,140,598	2,076,588
Leasehold improvements and other	1,302,449	1,194,191
	$23,170,414	$27,161,802
Less accumulated depreciation and amortization	(15,202,531)	(15,181,916)
	$ 7,967,883	$11,979,886

7. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20 million with a bank at one-half percent below the prevailing prime rate. A second line of credit has been established at another bank for up to $13.5 million exclusively for letters of credit and is renewed annually. At July 31, 2005 and 2004, respectively, the Company had letters of credit outstanding totaling $2,373,602 and $8,765,752, respectively. At July 31, 2005 and 2004, there were no borrowings for working capital against the line of credit.

The Company is in compliance with all bank loan covenants at July 31, 2005.

8. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations at July 31 consists of the following:

	FY 2005	FY 2004
Various bank loans and advances at interest rates ranging from 5% to 14 1/2%	$508,978	$381,587
Capital lease obligations at varying interest rates averaging 12%	143,146	221,403
	652,124	602,990
Less: current portion of debt	(255,298)	(195,196)
current portion of lease obligations	(68,773)	(71,401)
Long-term debt and capital lease obligations	$328,053	$336,393

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2005 are as follows:

	Amount
FY 2006	$324,071
FY 2007	87,337
FY 2008	88,143
FY 2009	29,867
FY 2010	22,561
Thereafter	100,145
	$652,124

9. Income Taxes

Income from continuing operations, net of minority interests, before provision (benefit) for income taxes consists of:

Earnings before provision (benefit) for income taxes consisted of:

		Fiscal Year	
	2005	2004	2003
U.S.	$(3,534,726)	$4,319,267	$5,517,312
Foreign	286,030	268,942	591,472
	$(3,248,696)	$4,588,209	$6,108,784

The income tax provision (benefit) from continuing operations, net of minority interests, consists of the following:

		Fiscal Year	
	2005	2004	2003
Current:			
Federal	$ (828,582)	$ 692,639	$ 1,873,956
State	103,991	113,136	201,199
Foreign	169,443	909,812	938,040
Deferred:	$ (555,148)	$1,715,587	$ 3,013,195
Federal	$(1,074,049)	$ 189,779	$ (640,628)
State	(195,450)	50,228	(53,614)
	$(1,269,499)	$ 240,007	$ (694,242)
	$(1,824,647)	$1,955,594	$2,318,953

The provision (benefit) for income taxes on income (loss) from continuing operations, net of minority interests, differs from the federal statutory rate due to the following:

		Fiscal Year	
	2005	2004	2003
Federal tax	(34.0%)	34.0%	34.0%
State taxes, net	1.2%	3.4%	1.6%
Tax exempt interest	0.0%	(0.6%)	(0.8%)
Foreign operations	3.3%	12.9%	8.6%
Extraterritorial income tax	(3.4%)	(7.7%)	(5.4%)
Re-evaluation of tax contingencies	(20.3%)	0.0%	0.0%
Other	(3.0%)	0.6%	0.0%
Total	(56.2%)	42.6%	38.0%

Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year	
	2005	2004
Contract and other reserves	$2,879,672	$2,743,218
Discontinued operations	1,784,013	1,924,841
Fixed assets and intangibles	913,784	–
Accrued compensation	669,224	394,830
Unearned stock compensation	102,576	127,893
Other	114,041	434,127
Gross deferred tax assets	$6,463,310	$5,624,909
State income taxes	(320,297)	(258,831)
Investment in foreign subsidiary	(81,581)	–
Other	–	(444,805)
Gross deferred tax liabilities	(401,878)	(703,636)
Net deferred tax asset	$6,061,432	$4,921,273

The Company has recorded a deferred tax liability related to undistributed earnings of its foreign subsidiaries in Chile as it is the Company's intention to repatriate such earnings in the future. The Company has not recorded income taxes applicable to undistributed earnings of all other foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2005, these amounts relate primarily to operations in Saudi Arabia of approximately $1,330,000. The Company's tax benefit related to continuing operations for the fiscal year ended July 31, 2005 reflects an additional benefit of $660,000 as a result of a change in its estimated contingent tax liabilities for income tax audits. These contingent liabilities were re-evaluated and a downward adjustment was made as a result of the completion of Internal Revenue Service audits of the Company's fiscal years 2001, 2002, and 2003 as reported to the Company in early May 2005.

10. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Incentive stock compensation

Under the Company's incentive stock option plan (the "plan"), key employees, including officers of the Company, were granted options to purchase shares of Class A Common stock at an option price of at least 100% of the shares' fair market value at the date of grant. Shares become exercisable after a minimum holding period of five years from the date of grant and expire after a period of ten years from the date of grant. A total of 209,390 shares were granted under the plan. The plan was terminated in March of 1996.

Activity under the plan is as follows:

Options outstanding at July 31, 2002 at a weighted average price at $10.11 per share	47,414
Exercised shares at $7.25 per share	500
Cancelled shares at $12.16 per share	11,574
Expired shares at $10.37 per share	1,950
Options outstanding at July 31, 2003 at a weighted average price of $9.28 per share	33,390
Exercised shares	2,150
Cancelled shares at $7.25 per share	500
Expired shares at $12.38 per share	10,290
Options outstanding at July 31, 2004 at a weighted average price of $7.96 per share	20,450
Exercised shares at $7.25 per share	250
Cancelled shares	1,700
Expired shares at $9.00 per share	8,100
Options outstanding at July 31, 2005 at a weighted average price of $7.25 per share	10,400

The 10,400 options outstanding at July 31, 2005, have an exercise price of $7.25 per share and a contractual life of 0.4 years.

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2003 - 2005 to be materially different from their reported amounts.

c. Stock award plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "1998 Plan"). To supplement the 1998 Plan the 2003 Stock Award Plan (the "2003 Plan") was approved by the shareholders at the annual meeting held in January 2004 (the 1998 Plan and the 2003 Plan collectively referred to as the "Award Plan"). The 2003 Plan was approved retroactive to October 16, 2003 and will terminate on October 15, 2008. Under the Award Plan key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the common stock at the time of the award. The Award Plan authorizes the Company's board of directors to determine for what period of time and under what circumstances awards can be forfeited.

The Company issued 33,531 shares in October 2004, 47,795 shares in fiscal year 2004, and 38,712 shares in fiscal year 2003 pursuant to the Award Plan. Unearned compensation is recorded at the time of issuance and is being amortized over the vesting period.

11. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,167,068 shares Class B Common Stock owned by them and the former spouse of one of the individuals and the children of the individuals. The agreement provides that prior to accepting a bona fide offer to purchase all or any part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

12. Lease Commitments

The Company rents certain office facilities and equipment under non -cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2005, future minimum rental commitments, net of estimated amounts allocable to government contracts with rental cost reimbursement clauses, were as follows:

Fiscal year	Gross	Reimbursable	Net
2006	$2,298,209	$373,402	$1,924,807
2007	1,040,377	12,747	1,027,630
2008	687,223	6,526	680,697
2009	381,029	738	380,291
2010	216,597	–	216,597
Thereafter	87,878	–	87,878

Gross rental expense under the above lease commitments for 2005, 2004, and 2003 was $3,004,917, $2,975,352 and $2,866,604, respectively.

13. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2005, 2004, and 2003 was $1,250,000, $1,451,419 and $1,359,740, respectively.

14. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2005	2004	2003
Income (loss) from continuing operations available to common stockholders	$(1,424,049)	$2,632,615	$ 3,789,831
Loss from discontinued operations available to common stockholders	(162,491)	(231,298)	(4,991,786)
Income (loss) available to common stockholders	$(1,586,540)	$2,401,317	$(1,201,955)
Weighted-average common shares outstanding (basic)	3,962,699	3,985,716	3,996,796
Basic earnings (loss) per share:			
Continued operations	$ (.36)	$ .66	$ .95
Discontinued operations	(.04)	(.06)	(1.25)
Basic earnings (loss) per share	$ (.40)	$ .60	$ (.30)
Incremental shares from assumed conversions of stock options and restricted stock awards	–	55,526	53,589
Adjusted weighted-average common shares outstanding	3,962,699	4,041,242	4,050,385
Diluted earnings (loss) per share:			
Continued operations	$ (.36)	$ .65	$ .94
Discontinued operations	(.04)	(.06)	(1.23)
Diluted earnings (loss) per share	$ (.40)	$ .59	$ (.29)

July 31, 2005 and July 31, 2004, there were 10,400 and 20,450 stock options outstanding with an exercise price ranging from $7.25 to $9.00, which was not included in the above calculations due to their antidilutive nature.

15. Commitments and Contingencies

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

On January 8, 2005 Othman Al-Rashed and Kuwaiti Engineering Group (KEG) filed a lawsuit in New York State Supreme Court, County of New York, as Plaintiffs, against the Consortium of International Consultants, LLC (CIC) and Safege Consulting Engineers (Safege) as Defendants which legal proceeding was described in Part II, Item 1, Legal Proceedings of the Company's Quarterly Report for the quarterly period ended April 30, 2005 on Form 10-Q. The Plaintiff served an Amended Complaint on the Defendants in July 2005. CIC is a majority-owned subsidiary of the Company, which entered into a multi-year monitoring and assessment contract in Kuwait (the Project). As a result of the amended complaint, the Company is not named as a defendant in the lawsuit and CIC is only named as a nominal party against which the Plaintiffs are not seeking relief. The Amended Complaint alleges claims against Defendant Safege in connection with the Project and seeks damages of $5,000,000 for a breach of contract claim and a further claim by KEG against Safege for $10,000,000 of punitive damages. The Company believes that the claims in this lawsuit are either without merit or are the sole responsibility of Safege.

One of the Company's majority owned subsidiaries was a co-defendant in a lawsuit connected to work performed on a remediation project at a mine site. The plaintiffs filed for damages of approximately $35 million. The Company believes these claims were without merit. The insurance companies for all of the co-defendants resolved that lawsuit. The subsidiary company has recently received a demand for payment of additional claims, not yet filed, related to the above-mentioned work. The subsidiary company has insurance for such claims, if ever filed, and intends to put forth a vigorous defense should such claims be actually filed.

The Company is involved in other litigation arising in the normal course of business. In the opinion of management, any adverse outcome to other litigation arising in the normal course of business would not have a material impact on the financial results of the Company.

16. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued its final standard on accounting for share-based payments (SBP), FASB Statement No. 123R (revised 2004), Share-Based Payment. The Statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The effective date for public companies is interim and annual periods beginning after June 15, 2005, and applies to all outstanding and invested SBP awards at a company's adoption. Management does not anticipate that this Statement will have a significant impact on the Company's financial statements.

17. Acquisitions

On May 3, 2004 the Company's sixty-percent owned subsidiary, Walsh Environmental Scientists and Engineers, LLC (Walsh), acquired a sixty- percent interest in Gustavson Associates, LLC (GAL). Walsh paid $150,000 for its interest in GAL. GAL is an independent oil and minerals consultancy providing services to banks, investors, government agencies and industrial clients around the world. Walsh began consolidating the balance sheet and operating results of GAL with its own since the date of acquisition. Walsh's consolidated financial statements are consolidated with the Company's.

This acquisition has been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the acquisition date. No proforma statements have been provided due to the relative insignificance of this transaction.

18. Transfer of Ownership/Dispositions

On January 8, 2004 the company entered into an agreement to grant a forty-eight percent stake in its Brazilian subsidiary, Ecology and Environment do Brasil, Ltda. (a limited partnership), to three new partners. The new partners are responsible for the in-country marketing and operations of the subsidiary. Any previous earnings, assets and liabilities remained with Ecology and Environment, Inc. The new partners have contributed their business contacts and staff from their old firm. The Company has provided an $80,000 capital contribution to move the office operations from Sao Paulo to Rio de Janeiro. Rio de Janeiro is where the company believes it will have a more strategic location to market its target clients. During fiscal year 2005, two of the local partners entered into an agreement to purchase the other local partner's shares. This purchase is expected to be completed in fiscal year 2006 and it is not expected to significantly impact the operations of the Brazilian subsidiary.

During the fiscal year, members of Walsh Unit Holders LLC exercised their options to purchase an additional 1,146 shares of Walsh Environmental Scientists and Engineers, LLC at a cost of $30,360. This caused the E&E, Inc ownership percentage in this company to drop by 1.7%. There are no additional purchase options outstanding as they expired on June 30, 2005. This caused a reduction in the ownership percentage of E&E, Inc. from 60% to 58.3%.

In June 2005, the Company signed an agreement to sell its 50% ownership in Beijing YiYi Ecology and Environment Engineering Co., LTD to an existing partner for $240,000. This transaction results in a loss of $72,000 and has been recorded in the accompanying results of operations for fiscal year 2005.

19. Goodwill

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. Statement No. 142 discusses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning on August 1, 2001 with the adoption of Statement No. 142, goodwill existing on July 31, 2001, is no longer being amortized. Rather the goodwill is subject to an annual assessment for impairment. During fiscal year 2005, this test did not result in any charges. The adoption of SFAS No. 142 did not have a material impact on the Company's financial statements.

20. Shrimp Farm - Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its shrimp farm operation, Frutas Marinas S.R.L. The farm had failed to achieve planned production estimates. Operations management was unable to control repeated outbreaks of disease, primarily White Spot Syndrome Virus, resulting in repeated operating losses for the last three years and depressed selling prices for shrimp. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and is committed to sell the assets.

In accordance with Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviewed the assets of Frutas Marinas S.R.L. to determine the extent of the impairment loss in the carrying value of the assets. The Company reports results of operations for the shrimp farm under its Aquaculture Segment. The Company is committed to marketing the sale of its farm for its highest and best value. The Company has estimated the fair value of its assets primarily based on external appraisals of the property and buildings for general farm use due to anticipated difficulty in selling the property as a shrimp farm operation because of lack of a profitable operating history. As a result, the Company has recognized an impairment loss of $5,007,364.

Operating results for the discontinued Frutas Marinas S.R.L. are as follows:

	FY 2005	FY 2004	FY 2003
Net revenues	$ 25,736	$ -	$ 1,262,021
Operating loss before income tax benefit	(236,635)	(354,550)	(3,296,375)
Provision for income tax benefit	74,144	123,252	1,314,594
Loss from operations of discontinued shrimp farm business	(162,491)	(231,298)	1,981,781)
Impairment loss on discontinued shrimp farm business (net of tax benefit of $1,997,359)	–	–	(3,010,005)
Loss on discontinued operations	$(162,491)	$(231,298)	$(4,991,786)

21. Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company recognized an impairment loss of $5,007,364 ($3,010,005 net of tax) on its shrimp farm operations in FY 2003. An impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized in fiscal year 2004 for the long-term assets at the Company's fish farm in Jordan. The impaired assets consist of buildings, improvements and equipment which are continued to be held for use.

In January 2005, the Company recognized a $1.6 million impairment loss as a result of its decision to close its Analytical Services Center (ASC) located in Lancaster, New York. At that time, the impairment of the land and buildings was determined based on the results of an independent appraisal and the equipment values were determined by equipment offers the Company had received. The impairment was precipitated by the Company's decision to close the operation rather than to sustain further losses while attempting to sell the segment as an ongoing business. Continued losses incurred in this segment as a result of market price deterioration and a reduced emphasis by the Federal government on analytical laboratory testing was the basis for this decision. Operations continued beyond the end of the Company's second quarter ended January 2005 and all backlog was completed by the end of February. Consequently, at January 2005 the impairment loss was shown as from continuing operations and the assets were classified as held for use.

In April 2005, the Company recorded an additional impairment loss on its remaining ASC land and building assets in the amount of $1.2 million. This was the result of information obtained from various commercial brokers in April 2005 that provided the Company with additional information on current market conditions affecting the value of the real estate. The reduced valuation is based on the likelihood that the facility will not be sold to an existing laboratory or research company, but will rather be sold as combination office and warehouse space. The testing equipment was sold during the third quarter. Although business operations have ceased at the ASC, the impairment losses are shown in the accompanying financial statements at July 31, 2005 as from continuing operations due to the uncertainty that the assets can be sold within one year under current market conditions.

22. Segment Reporting

Ecology and Environment, Inc. has three reportable segments: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental service encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a worldwide base of customers. The analytical laboratory provides analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples. The analytical segment recognized a pretax impairment loss in the amount of $2.8 million in fiscal year 2005 as a result of its decision to close the ASC located in Lancaster, N.Y. The fish farm located in Jordan produces tilapia fish grown in a controlled environment for markets worldwide. The aquaculture segment results for fiscal year 2003 includes an impairment loss of $5.0 million ($3.0 million net of tax) as a result of the Company's decision to cease operations of its shrimp farm operations located in Costa Rica. The assets of the shrimp farm are treated as held for sale in the accompanying financial statements and the shrimp farm in still being actively marketed to potential buyers. In fiscal year 2004, an impairment loss of $442,000 ($139,000 net of minority interest and tax) was recognized for the long-term assets at the Company's fish farm operations in Jordon.

The Company evaluates segment performance and allocates resources based on operating profit before interest income/expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany sales from the analytical services segment to the consulting segment are recorded at market selling price, intercompany profits are eliminated. The Company's reportable segments are separate and distinct business units that offer different products. Consulting services are sold on the bases of time charges while analytical service and aquaculture products are sold on the basis of product unit prices.

Reportable segments for the fiscal year ended July 31, 2005 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers [1]	$72,327,559	$ 2,005,782	$ 127,169	$ –	$ –	$74,460,510
Intersegment net revenues	668,663	–	–	–	(668,663)	–
Consolidated net revenues	$72,996,222	$ 2,005,782	$ 127,169	$ –	$ (668,663)	$74,460,510
Depreciation expense	$ 1,169,572	$ 318,806	$ 12,657	$ –	$ –	$ 1,501,035
Segment profit (loss) before taxes and minority interest	1,279,209	(3,888,153)	(8,789)	(236,635)	–	(2,854,368)
Segment assets	53,536,535	2,100,000	314,000	27,000	–	55,977,535
Expenditures for long-lived assets – gross	246,290	–	–	–	–	246,290

Geographic Information:

	Net Revenues [1][2]	Long-Lived Assets – Gross
United States	$61,058,510	$22,651,414
Foreign Countries	13,402,000	519,000

[1] Net revenue of $27,536 from discontinued operations is excluded from this table.
[2] Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries include $2.7 million in Saudi Arabia and $3.5 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2004 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers [1]	$84,464,323	$ 5,002,770	$ 33,430	$ –	$ –	$89,500,523
Intersegment net revenues	995,510	–	–	–	(995,510)	–
Consolidated net revenues	$85,459,833	$ 5,002,770	$ 33,430	$ –	$ (995,510)	$89,500,523
Depreciation expense	$ 1,006,661	$ 544,636	$ 55,472	$ –	$ –	$ 1,606,769
Segment profit (loss) before taxes and minority interest	7,976,832	(1,378,988)	(597,438)	(354,550)	–	5,645,856
Segment assets	54,992,626	7,447,000	34,000	30,000	–	62,503,626
Expenditures for long-lived assets – gross	1,624,260	72,828	–	–	–	1,697,088

Geographic Information:

	Net Revenues [1][2]	Long-Lived Assets – Gross
United States	$55,729,523	$26,687,802
Foreign Countries	33,771,000	474,000

[1] Net revenue of $13,641 from discontinued operations is excluded from this table (sale of remaining inventories and miscellaneous supplies).
[2] Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries include $16.6 million in Saudi Arabia and $10.0 million in Kuwait.

Reportable segments for the fiscal year ended July 31, 2003 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers [1]	$84,682,327	$ 5,800,341	$ 6,894	$ –	$ –	$90,489,562
Intersegment net revenues	1,769,667	–	–	–	(1,769,667)	–
Consolidated net revenues	$86,451,994	$ 5,800,341	$ 6,894	$ –	$(1,769,667)	$90,489,562
Depreciation expense [1]	$ 954,642	$ 316,002	$ 55,472	$ –	$ –	$ 1,326,116
Segment profit (loss) before taxes and minority interest	7,727,645	(132,400)	(174,322)	(8,303,739)	–	(882,816)
Segment assets	67,676,533	7,878,000	621,000	206,000	–	76,381,533
Expenditures for long-lived assets – gross	1,238,166	580,720	–	–	–	1,818,886

Geographic Information:

	Net Revenues [1][2]	Long-Lived Assets – Gross
United States	$60,169,562	$25,347,086
Foreign Countries	30,320,000	778,000

[1] Net revenue of $1,262,021 and depreciation expense of $251,481 from discontinued operations is excluded from this table.
[2] Net revenues are attributed to countries based on the location of the customers. Net revenues in foreign countries include $11.4 million in Saudi Arabia and $9.8 in Kuwait.

Selected quarterly financial data (unaudited)

(In thousands, except per share information)

2005	First	Second	Third	Fourth
Gross revenues	$ 22,716	$ 21,172	$ 23,717	$ 23,746
Net revenues	19,158	17,414	19,036	18,852
Gross profit	9,571	8,144	9,346	9,384
Income (loss) from operation	420	(2,200)	(1,364)	1,193
Income (loss) from continuing operations before income taxes and minority interest	303	(2,383)	(1,512)	974
Net income (loss) from continuing operations	52	(1,731)	(317)	572
Net loss from discontinued operations	(47)	(32)	(29)	(54)
Net income (loss)	$ 5	$ (1,763)	$ (346)	$ 518
Net income (loss) per common share: basic Continuing operations	$ .01	$ (.44)	$ (.08)	$ .15
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income (loss) per common share: basic	$ –	$ (.45)	$ (.09)	$ .14
Net income (loss) per common share: diluted Continuing operations	$ .01	$ (.44)	$ (.08)	$ .15
Discontinued operations	(.01)	(.01)	(.01)	(.01)
Net income (loss) per common share: diluted	$ –	$ (.45)	$ (.09)	$ .14

2004	First	Second	Third	Fourth
Gross revenues	$ 26,942	$ 27,785	$ 29,227	$ 26,668
Net revenues	22,257	20,981	24,665	21,597
Gross profit	9,619	9,574	10,967	10,323
Income (loss) from operation	1,311	1,792	1,674	1,167
Income (loss) from continuing operations before income taxes and minority interest	1,401	1,855	1,726	1,018
Net income (loss) from continuing operations	759	1,017	864	(8)
Net loss from discontinued operations	(63)	(51)	(56)	(61)
Net income (loss)	$ 696	$ 966	$ 808	$ (69)
Net income (loss) per common share: basic Continuing operations	$ .19	$ .25	$ .21	$ .00
Discontinued operations	(.02)	(.01)	(.01)	(.02)
Net income (loss) per common share: basic	$ .17	$ .24	$ .20	$ (.02)
Net income (loss) per common share: diluted Continuing operations	$ .19	$ .25	$ .21	$ .00
Discontinued operations	(.02)	(.01)	(.01)	(.02)
Net income (loss) per common share: diluted	$ .17	$ .24	$ .20	$ (.02)

2003	First	Second	Third	Fourth
Gross revenues	$ 21,883	$ 29,692	$ 33,339	$ 31,300
Net revenues	19,051	20,812	23,438	24,469
Gross profit	9,101	9,595	10,013	10,958
Income (loss) from operation	1,990	1,640	1,948	2,100
Income (loss) from continuing operations before income taxes and minority interest	1,965	1,658	1,868	1,930
Net income (loss) from continuing operations	1,044	877	998	871
Net loss from discontinued operations	(491)	(446)	(410)	(3,645)
Net income (loss)	$ 553	$ 431	$ 588	$ (2,774)
Net income (loss) per common share: basic Continuing operations	$ .26	$ .22	$ .24	$ .23
Discontinued operations	(.12)	(.11)	(.10)	(.92)
Net income (loss) per common share: basic	$ .14	$ .11	$ .14	$ (.69)
Net income (loss) per common share: diluted Continuing operations	$ .26	$ .22	$ .24	$ .22
Discontinued operations	(.12)	(.11)	(.10)	(.90)
Net income (loss) per common share: diluted	$ .14	$ .11	$ .14	$ (.68)

Market for E&E's Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is traded on the American Stock Exchange. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2005	High	Low
First Quarter (commencing August 1, 2004 – October 30, 2004)	$9.75	$8.80
Second Quarter (commencing October 31, 2004 – January 29, 2005)	9.00	7.65
Third Quarter (commencing January 30, 2005 – April 30, 2005)	8.00	6.00
Fourth Quarter (commencing May 1, 2005 – July 31, 2005)	7.00	6.22

FISCAL 2004	High	Low
First Quarter (commencing August 1, 2003 – November 1, 2003)	$11.25	$9.40
Second Quarter (commencing November 2, 2003 – January 31, 2004)	10.29	9.40
Third Quarter (commencing February 1, 2004 – May 1, 2004)	11.52	9.75
Fourth Quarter (commencing May 2, 2004 – July 31, 2004)	10.59	8.63

As of September 30, 2005, the number of holders of record of the Company's Common Stock was 497. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.

Independent Public Accountants

Schneider Downs & Co., Inc., independent certified public accountants, is the auditor of the Company's records. On July 7, 2005 the Company dismissed PricewaterhouseCoopers LLP ("PwC") as its auditor and appointed Schneider Downs & Co., Inc. as the Company's auditor for its fiscal year ended July 31, 2005. The Audit Committee has appointed Schneider Downs & Co., Inc. to be retained as independent auditors to examine the consolidated financial statements of the Company for the fiscal year ending July 31, 2006.

PwC's reports on the Company's consolidated financial statements for the fiscal years ended July 31, 2004 and July 31, 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss PwC was made and approved by the Audit Committee of the Company's board of directors. During the fiscal year ended July 31, 2003, the fiscal year ended July 31, 2004 and the subsequent interim period from August 1, 2004 through July 7, 2005, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report. During the Company's two most recent fiscal years and the subsequent interim period from August 1, 2004 through July 7, 2005, there have been no "reportable events" (as that term is defined in Item 304 (a) (1) (v) of SEC Regulation S-K). During the fiscal year ended July 31, 2003, the fiscal year ended July 31, 2004 and the subsequent interim period from August 1, 2004 through July 7, 2005, the Company did not consult Schneider Downs & Co., Inc. regarding any of the matters or events described in Item 304 (a) (2) of SEC Regulation S-K.



ecology and environment, inc.

INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT

BOARD OF DIRECTORS

Gerhard J. Neumaier
President and Director
Frank B. Silvestro
Executive Vice President and Director
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director
Ronald L. Frank
Executive Vice President of Finance, Secretary, Treasurer, and Director
Gerard A. Gallagher, Jr.
Director
Harvey J. Gross
Director
Ross M. Cellino
Director
Timothy Butler
Director

CORPORATE OFFICERS

Gerhard J. Neumaier
President
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services
Ronald L. Frank Executive
Vice President of Finance, Secretary, and Treasurer
Roger J. Gray
Senior Vice President
Laurence M. Brickman, Ph.D.
Senior Vice President
Ronald J. Skare
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Kevin Donovan
Vice President
Gerard A. Gallagher, III
Vice President
Timothy J. Grady, P.E.
Vice President
Craig Hathaway, C.P.A.
Vice President of Finance
Cheryl A. Karpowicz
Vice President
Fred J. McKosky, P.E.
Vice President
Kevin S. Neumaier, P.E.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George A. Rusk, J.D.
Vice President
Christopher L. Quina, P.G.
Vice President
Carmine A. Tronolone
Vice President
George W. Welsh
Vice President

CORPORATE OFFICES

368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: rfrank@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

American Stock Exchange
Ticker Symbol: EEI

INDEPENDENT AUDITOR

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600,
Buffalo, NY 14203

FORM 10-K

E&E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to Mr. Ronald L. Frank, Secretary, Ecology and Environment, Inc., 368 Pleasant View Drive, Lancaster, NY 14086-1397.

OTHER OFFICES

Albany
Anchorage
Austin
Baton Rouge
Blue Mountain Lake
Boulder
Chicago
Dallas
Houston
Kansas City
Lake Tahoe
Los Angeles
Miami
New York City
Orlando
Pensacola
Portland
San Francisco
Seattle
Tallahassee
Virginia Beach
Washington
West Palm Beach

SUBSIDIARIES

American Arab Aquaculture Company (Jordan)
Beijing YIYI Ecology and Environment Engineering Co. (China)
Consortium of International Consultants, LLC
E&E Budapest Kft. (Hungary)
E&E Drilling and Testing Co., Inc.
E&E Environmental Services, LLC (Russia)
E&E International, LLC (Russia)
E&E Umwelt-Beratung GmbH (Germany)
E&E Ward BMS Consulting Association
Ecology & Environment Engineering, Inc
Ecology & Environment of Saudi Arabia Co. Ltd.
Ecology and Environment de Chile S.A.
Ecology and Environment de Mexico, S.A. de C.V
ecology and environment do brasil Ltda.
Ecology and Environment Eurasia (Russia)
Ecology and Environment International Services Inc.
Ecology and Environment Limited (Ireland)
Ecology and Environment of Kazakhstan
Ecology and Environment South America Inc. (Cayman Islands)
Ecology and Environment, S.A. (Venezuela)
Frutas Marinas del Mar S.R.L. (Costa Rica)
Gestion Ambiental Consultores S.A (Chile)
Gustavson Associates, LLC (Cayman Islands)
MiddleEast Environmental Consultants, LLC
Overstreet Orlando Mitigation Team, LLC
Serbiacious Ambiental Walsh, S.A. (Ecuador)
Tianjin Green Engineering Company (China)
Walsh Environmental Scientists & Engineers, LLC
Walsh Peru, S.A





ecology and environment, inc.
INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT
368 Pleasant View Drive • Lancaster, NY 14086-1397